EXHIBIT 23.5

Consent of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
CVR Energy, Inc.:

We consent to the incorporation by reference in the registration statement on Form S-4 of Icahn Enterprises L.P., Icahn Enterprises Finance Corp., and Icahn Enterprises Holdings L.P. of our reports dated February 29, 2012, with respect to the consolidated balance sheets of CVR Energy Inc. and subsidiaries (the Company) as of December 31, 2011 and 2010, and the related consolidated statements of operations, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2011, and the effectiveness of internal control over financial reporting of CVR Energy Inc. and subsidiaries as of December 31, 2011, which reports appear in the Form 8-K/A of Icahn Enterprises L.P. dated July 9, 2012.

Our report dated February 29, 2012, on the effectiveness of internal control over financial reporting of CVR Energy Inc. and subsidiaries as of December 31, 2011, contains an explanatory paragraph that states the scope of management’s assessment of the effectiveness of internal control over financial reporting includes all of the Company’s consolidated operations except for the operations of Gary-Williams Energy Corporation and its wholly owned subsidiaries (Gary-Williams), which the Company acquired on December 15, 2011. Gary-Williams’ operations represent 2% of the Company’s consolidated revenues for the year ended December 31, 2011, and assets associated with Gary-Williams’ operations represent 29% of the Company’s consolidated total assets, as of December 31, 2011. Our audit of internal control over financial reporting of CVR Energy Inc. and subsidiaries also excluded an evaluation of the internal control over financial reporting of Gary-Williams.

/s/ KPMG LLP

Houston, Texas
October 3, 2012